Form N-SAR,
Sub-Item 77I
Terms of new or amended securities


Nuveen Dividend Advantage Municipal Fund 2
333-53240, 811-10255



The preferred class of the registrant s securities have been materially modified, as stated in the Statement Establishing and Fixing the Rights and Preferences of
Variable Rate Demand Preferred Shares, containing a description of the Fund s preferred securities. A copy of such Statement is attached in this Fund s N-SAR-A filing under Sub-Item 77Q1(a).